Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS AND YEAR ENDED MARCH 31, 2018

Gurgaon, India and New York, June 11, 2018 — Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF), India’s leading online travel company, today announced its unaudited financial and operating results for three months and audited financial and operating results for the year ended March 31, 2018.

“Our first full year as a public company has been a landmark year for Yatra.  The acquisition of ATB earlier during the year has enabled us to consolidate our position in the large business travel segment in India and become the leading player in the segment and the brand refresh campaigns that we had undertaken during the past year have enabled us to drive significant organic growth as well.  The combination of these factors has helped us deliver annual Revenue less service cost growth of 41.3%, thereby beating the top end of our guidance of 35%-40% growth in Revenue less service cost.  During the past quarter as well we continued to deliver strong growth with air ticketing transactions up 38% and standalone hotel room nights booked up 54%.  We believe that our unique approach of combining business travel and consumer travel in an emerging growth market like India positions us well to capitalise on the fast growing travel industry in India.” — Dhruv Shringi, Co-founder and CEO

Financial and operating highlights for the three months ended March 31, 2018:

•                            Revenue increased by 36.4% year-over-year (YOY) to INR 3,285.7 million.

•                            Revenue Less Service Cost(2) increased to INR 2,038.0  million, representing an increase of 40.0% YOY.

•                            Revenue Less Service Cost(2) from Hotels and Packages increased to INR 501.6 million, an increase of 62.7% YOY.

•                            Standalone Hotel Room Nights Booked during the quarter was 0.7 million, representing an increase of 54.5% YOY.

•                            Revenue Less Service Cost(2) from Air Ticketing increased to INR 1,379.1  million, an increase of 35.7% YOY.

•                            Gross Air Passengers Booked were 2.5 million representing YOY growth of 38.2%.

•                            Total Gross Bookings (Air Ticketing and Hotels and Packages)(4) reached INR 25.97 billion representing YOY growth of 35.6%.

•                            Loss  for the period of INR 380.9 million and Adjusted EBITDA(3) Loss of INR 623.2 million.

Financial and operating highlights for the fiscal year ended March 31, 2018:

•                            Revenue increased by 30.9% year-over-year (YOY) to INR 12,248.5 million.

•                            Revenue Less Service Cost(2) increased to INR 7,317.8 million, representing an increase of 41.3% YOY.

•                            Revenue Less Service Cost(2) from Hotels and Packages increased to INR 1,697.5 million, an increase of 48.0% YOY.

•                            Standalone Hotel Room Nights Booked during the year was 2.1 million, represented an increase of 51.7% YOY.

•                            Revenue Less Service Cost(2) from Air Ticketing increased to INR  5,012.9  million, an increase of 37.1% YOY.

•                            Gross Air Passengers Booked were 8.9 million representing YOY growth of 29.2%.

•                            Total Gross Bookings (Air Ticketing and Hotels and Packages)(4) reached INR 92.54 billion representing YOY growth of 36.1%.

•                            Loss for the year of INR 4,052 million and Adjusted EBITDA(3) Loss of INR 1,910.3 million.

	Three months ended March 31,
	2017	2018	2018	YOY Change
	Unaudited
(in thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	2,408,475	3,285,672	50,463	36.4%
Results from operations	(1,191,086)	(1,182,446)	(18,161)	(0.7)%
Loss for the period	(830,181)	(380,923)	(5,850)
Financial Summary as per non-IFRS measures
Revenue Less Service Costs (2)	1,455,598	2,037,998	31,301	40.0%
Air Ticketing	1,016,263	1,379,099	21,181	35.7%
Hotels and Packages	308,313	501,601	7,704	62.7%
Other	131,023	157,298	2,416	20.1%
Adjusted EBITDA (3)	(558,636)	(623,193)	(9,571)	11.6%
Operating Metrics
Gross Bookings (4)	19,148,086	25,973,514	398,917	35.6%
Air Ticketing	16,499,202	22,202,216	340,995	34.6%
Hotels and Packages	2,648,884	3,771,298	57,922	42.4%
Net Revenue Margin% (5)
Air Ticketing	6.2%	6.2%
Hotels and Packages	11.6%	13.3%
Quantitative details (6)
Air Passengers Booked	1,814	2,507		38.2%
Stand-alone Hotel Room Nights Booked	442	682		54.5%
Packages Passengers Travelled	33	37		12.2%

	Year ended March 31,
	2017	2018	2018	YOY Change
(in thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	9,356,812	12,248,513	188,120	30.9%
Results from operations	(1,863,415)	(3,360,133)	(51,607)	80.3%
Listing and related expenses (1)	(4,242,526)	—	—	(100)%
Loss for the period	(5,936,964)	(4,051,976)	(62,233)	(31.8)%
Financial Summary as per non-IFRS measures
Revenue Less Service Costs (2)	5,177,327	7,317,756	112,391	41.3%
Air Ticketing	3,656,976	5,012,931	76,992	37.1%
Hotels and Packages	1,146,928	1,697,479	26,071	48.0%
Other	373,422	607,346	9,328	62.6%
Adjusted EBITDA (3)	(1,000,896)	(1,910,269)	(29,339)	90.9%
Operating Metrics
Gross Bookings (4)	67,997,907	92,542,478	1,421,325	36.1%
Air Ticketing	57,562,263	79,156,190	1,215,730	37.5%
Hotels and Packages	10,435,643	13,386,288	205,595	28.3%
Net Revenue Margin% (5)
Air Ticketing	6.4%	6.3%
Hotels and Packages	11.0%	12.7%
Quantitative details (6)
Air Passengers Booked	6,869	8,875		29.2%
Stand-alone Hotel Room Nights Booked	1,383	2,098		51.7%
Packages Passengers Travelled	143	168		17.9%

Note:

(1)             The listing and related expenses relate to non recurring listing related expenses, transaction costs and contingent dividend expense.

(2)             Revenue Less Service Cost represents revenue after deducting service costs. See “Certain Non-IFRS Measures.”

(3)             See section “Certain Non-IFRS Measures”.

(4)             Gross Bookings represent the total amount paid by our customers for travel services and products booked through us, including taxes, fees and other charges, and are net of cancellation fees and refunds.

(5)             Net Revenue Margin is defined as Revenue Less Service Cost as a percentage of Gross Booking.

(6)             Quantitative details are considered on a gross basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Unless otherwise stated, references to “we,” “us,” “our” or “company” in this section refer to Yatra Online, Inc. and its subsidiaries at March 31, 2018. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements at March 31, 2018 and 2017, and for each of the three years in the period ended March 31, 2018 (the “2018 Consolidated Financial Statements”) and the related notes thereto, filed as an exhibit to this Form 6-K and incorporated by reference herein. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the section entitled “Risk Factors” in our most recent Annual Report on Form 20-F and any updates in our reports on Form 6-K. Actual results could differ materially from those contained in any forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements” in our most recent Annual Report on Form 20-F and any updates in our reports on Form 6-K.

Overview

Yatra is a leading India online travel company in India, addressing the needs of both leisure and business travelers. Founded by Dhruv Shringi, Manish Amin, and Sabina Chopra, we commenced operations with the launch of our website in August 2006. We believe Yatra is India’s largest independent corporate travel services provider and the second largest consumer online travel company in India (based on management’s analysis of publicly available information), with approximately 7.9 million travelers that have booked their travel through us as of March 31, 2018.

Leisure and business travelers use our mobile applications, our website, www.yatra.com, and our other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. We also provide access through our platform to hotels, homestays and other accommodations, with more than 92,000 hotels and homestays in more than 1,300 cities and towns across India and more than 0.8 million hotels around the world. To ensure that our service is truly a “one-stop shop” for travelers, we also provide our customers with access to approximately 1,100 holiday packages and more than 60,000 other activities such as tours, sightseeing, shows, and events.

We generate revenue through two main lines of business: (1) Air Ticketing and (2) Hotels and Packages. Sales in our Air Ticketing business are primarily made through our websites, mobile applications, mobile web, B2B2C (business to business to consumer) travel agents and corporate client implants. Sales in our Hotels and Packages business are made through our websites, mobile applications, mobile web, B2B2C (business to business to consumer) travel agents, call centers, and at our own retail stores. We also generate revenue through sales of travel vouchers and coupons, advertising from third party advertisements on our websites by facilitating access to travel insurance, and also through online sale of bus tickets, rail and cab services and other ancillary travel services.

Revenue from the sale of airline tickets in our Air Ticketing business, including commission, incentives and fees, is recognized on a net basis. Incentives from airlines are recognized when the performance thresholds under the incentive schemes are, or are probable to being achieved at the end of periods.

In our Hotels and Packages business, revenue from hotel reservations, including commissions and incentives, is recognized on a net basis. Revenue from tours and packages, including revenue on airline tickets sold to customers as a part of tours and packages, is accounted for on a gross basis as we are determined to be the primary obligor in the arrangement as the risks and responsibilities are taken by us, including the responsibility for delivery of services. The cost of delivering such services includes the cost of hotel, airlines and package services and is disclosed as service cost.

Revenue from other services primarily consists of the sale of cab services, rail and bus tickets, including commissions, is recognized on a net basis.

Revenue from other revenue primarily consists of advertising revenue, fees for facilitating website access to travel insurance companies and sales of travel vouchers and coupons. This revenue is recognized as the services are performed.

Key Operating Metrics

Our operating results are affected by certain key operating metrics that represent overall transaction activity and financial performance generated by our travel services and products. Three of the most important operating metrics, which are critical in determining the ongoing growth of our business, are Gross Bookings, Revenue Less Service Cost and Net Revenue Margins.

Gross Bookings

Gross Bookings represent the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, and are net of cancellations and refunds.

	Three Months Ended March 31,		Fiscal Year Ended March 31,
Amount in INR thousands	2017	2018	2016	2017	2018

Gross Bookings
Air ticketing	16,499,202	22,202,216	49,268,781	57,562,263	79,156,190
Hotels and packages	2,648,884	3,771,298	9,614,004	10,435,643	13,386,288
Total	19,148,086	25,973,514	58,882,785	67,997,906	92,542,478

Revenue Less Service Cost

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Revenue Less Service Cost, which is a non-IFRS measure. We believe that Revenue Less Service Cost provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Revenue Less Service Cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue, which is an IFRS measure, to Revenue Less Service Cost, which is a non-IFRS measure:

	Three Months Ended March 31,
Amount in INR	Air Ticketing		Hotels and Packages		Other		Total
thousands except %	2017	2018	2017	2018	2017	2018	2017	2018

Revenue	1,016,263	1,379,099	1,261,189	1,749,275	131,023	157,298	2,408,475	3,285,672
Service cost	—	—	(952,877)	(1,247,674)	—	—	(952,877)	(1,247,674)
Revenue Less Service Cost	1,016,263	1,379,099	308,313	501,601	131,023	157,298	1,455,598	2,037,998

	Fiscal Year Ended March 31,
Amount in INR	Air Ticketing			Hotels and Packages			Other			Total
thousands except %	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018

Revenue	2,876,688	3,656,976	5,012,931	5,225,136	5,326,414	6,628,236	243,410	373,422	607,346	8,345,235	9,356,812	12,248,513
Service cost	—	—	—	(4,164,352)	(4,179,486)	(4,930,757)	—	—	—	(4,164,352)	(4,179,486)	(4,930,757)
Revenue Less Service Cost	2,876,688	3,656,976	5,012,931	1,060,785	1,146,928	1,697,479	243,410	373,422	607,346	4,180,883	5,177,326	7,317,756

Net Revenue Margins

Net Revenue Margins is defined as Revenue Less Service Cost as a percentage of Gross Bookings and represent the commissions, fees, incentive payments and other amounts earned in our business. We follow net revenue margin trends closely across our various lines of business to gain insight into the performance of our various businesses.

The following table sets forth the Gross Bookings, Revenue Less Service Cost and Net Revenue Margins for our Air Ticketing business and our Hotels and Packages business for the periods indicated:

	Three Months Ended March 31,		Fiscal Year Ended March 31,
Amount in INR thousands except %	2017	2018	2016	2017	2018

Gross Bookings*
Air Ticketing	16,499,202	22,202,216	49,268,781	57,562,263	79,156,190
Hotels and Packages	2,648,884	3,771,298	9,614,004	10,435,643	13,386,288
Total	19,148,086	25,973,514	58,882,785	67,997,906	92,542,478
Revenue Less Service Cost**
Air Ticketing	1,016,263	1,379,099	2,876,688	3,656,976	5,012,931
Hotels and Packages	308,313	501,601	1,060,785	1,146,928	1,697,479
Others	131,023	157,298	243,410	373,422	607,346
Total	1,455,598	2,037,998	4,180,883	5,177,326	7,317,756
Net Revenue Margin %***
Air Ticketing	6.2%	6.2%	5.8%	6.4%	6.3%
Hotels and Packages	11.6%	13.3%	11.0%	11.0%	12.7%

*              Gross Bookings represent the total amount paid by our customers for the travel services and products booked through us, including fees and other charges, and are net of cancellations and refunds.

**           As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Revenue Less Service Cost, which is a non-IFRS measure. We believe that Revenue Less Service Cost provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Revenue Less Service Cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

***         Net Revenue Margins are defined as Revenue Less Service Cost as a percentage of Gross Bookings.

Factors Affecting Our Results of Operations

Trends and Changes in the Indian Economy and Travel Industry.  Our financial results have been, and are expected to continue to be, affected by trends and changes in the Indian economy and travel industry, particularly the Indian online travel industry. Macroeconomic trends and changes in India which may affect our results include, among others:

•                      a slowdown in India’s economic growth;

•                      growth in the middle class population in India, as well as increased tourism expenditure in India;

•                      increase in discretionary expenditures among Indian households;

•                      increased Internet penetration (particularly broadband penetration) in India;

•                      increased use of the Internet for commerce in India;

•                      increased use of smartphones and mobile devices in India;

•                      intensive competition from new and existing market players, particularly in the Indian online travel industry;

•                      consolidation among the existing market players in the Indian travel industry;

•                      changes in exchange rates and controls or interest rates in India;

•                      changes in government policies, including taxation policies in India;

•                      social and civil unrest and other political, social and economic developments in or affecting India; and

•                      capacity additions and average occupancy rates among the hotel suppliers.

Changes specific to the Indian air travel industry have affected, and will continue to affect, the revenue per transaction for travel agents, including our company. In particular, volatility in global economic conditions and jet fuel prices in recent years, as well as liquidity constraints, have caused our airline partners to pursue cost reductions in their operations, including reducing distribution costs. Measures taken by airlines to reduce such costs have included reductions in travel agent commissions. Many of the international airlines that fly to India have also either significantly reduced or eliminated commissions to travel agents. Full-service airlines generally utilize GDSs, which are a primary reservation tool for travel agents, for their ticket inventory; however, low-cost airlines generally do not. As a result, travel agents selling airline tickets for low-cost airlines generally do not earn fees from GDSs.

In 2017, the Government of India launched ‘Ude Desh ka Aam Naagrik’ (UDAN) scheme for better regional connectivity to the second tier and third tier cities. This scheme aims to create economically viable and profitable flights on regional routes. This would help make flying more affordable to the common man even in small towns. The scheme will help to stimulate growth in the domestic regional aviation market and connect the less served airports and those that are not having flight services primarily in the tier 2 and tier 3 cities. Initially under the scheme, five companies will operate flight services on 128 established and new routes that will connect around 70 airports across the country.

In the first round of bids, the UDAN scheme connected 16 new regional airports. The Indian Government has recently launched a second phase for the UDAN scheme, which would connect 78 regional airports and 31 helipads or heliports serviced initially through Jet airways, Indigo and Pawan Hans helicopters.

Changes in Our Business Mix and Net Margins.  Our Hotels and Packages business has historically yielded higher margins than our Air Ticketing business. We believe that as a result of the complexity and fragmentation of the Hotels and Packages segment, the services we provide allow us to command better margins as compared with airline tickets, which are largely impacted by the macroeconomic factors noted above, such as fuel and consolidation in the airline industry. Our capacity additions in the hotels business, as well as the lower level of average room occupancy rates, further contribute to our relatively higher Hotels and Packages margins, as compared to Air Ticketing margins. However, given the intense competition for customer acquisition in this category by our competitors, our business will require a significant level of investment to seek to maintain and increase our share of the hotels business. To the extent we do not match competition in consumer promotions, we risk experiencing lower growth rates than those of our competitors, which could result in a change in our business mix and margins.

Cost Efficiently Attracting New B2C Customers Through the B2E Channel.  Through our B2E offerings, we serve business customers, including leading organizations from India and around the world, that employ over 4 million people. We believe that our broad and diverse offerings provide us with considerable cross-selling opportunities to these potential B2C clients. In addition, in order to incentivize B2E customers to become B2C customers, we operate our eCash loyalty program. As our B2E clients become more familiar with our offerings and our eCash program, we expect our opportunities to cross-sell to their employees will also expand. We believe this will allow us to continue to target and attract new B2C customers in a cost effective manner. Although we believe this long-term strategy of cost-efficient B2C customer expansion will allow us to continue to grow our business, the impact of these efforts may take longer to develop than we expect. If we are unable to successfully take advantage of cross-selling opportunities or attract new B2C customers, the ongoing growth of our business may be negatively impacted.

Increasing Use of Mobile.  Customers in India are increasingly shifting to mobile usage. We are rapidly moving towards a ‘Mobile First’ business and have therefore been able to capitalize on the increasing mobile use, as evidenced by the rapid user growth on our platform with mobile being the primary channel for customers to engage with us. We have seen an increase in use of mobile as a driver for Gross Bookings and expect that as more of our customers shift to using mobile in India, this trend will continue to drive our growth.

Seasonality in the Travel Industry.  We experience seasonal fluctuations in the demand for travel services and products offered by us. We tend to experience higher revenues from our Hotels and Packages business in the second and fourth calendar quarters of each year, which coincide with the summer holiday travel season and the year-end holiday travel season for our customers in India.

Marketing and Sales Promotion Expenses.  Competition in the Indian online travel industry is extremely intense and the industry is expected to remain highly competitive for the foreseeable future. Increased competition may cause us to increase our marketing and sales promotion expenses in the future in order to compete effectively with new entrants and existing players in the market, and we expect this competitive environment, and therefore our expenses, to change over time. We also incur marketing and sales promotion expenses associated with customer inducement and acquisition programs, including cash incentives and loyalty program incentive promotions.

Risk Related to Operations in India.  A substantial portion of our business and most of our employees are located in India, and we intend to continue to develop and expand our business in India. Consequently, our financial performance and the market price of our ordinary shares will be affected by changes in exchange rates and controls, interest rates, changes in government policies, including taxation policies, social and civil unrest and other political, social and economic developments in or affecting India.

Impact of Changing Laws, Rules and Regulations in India.  The regulatory and policy environment in which we operate is evolving and subject to change. Such changes, including the instances briefly mentioned below, may adversely affect our business, financial condition and results of operations, to the extent that we are unable to suitably respond to and comply with such changes in applicable law and policy.

The Companies Act, 2013, together with the rules thereunder, or the Companies Act, contains significant changes to Indian company law, including in relation to the issue of capital by companies, related party transactions, corporate governance, audit matters, shareholder class actions and restrictions on the number of layers of subsidiaries. While the majority of the provisions of the Companies Act are currently effective, certain provisions of the Companies Act, 1956 remain in effect. The timeline for implementation of the remaining provisions of the Companies Act is unclear. We may incur increased costs and other burdens relating to compliance with these new requirements, which may also require significant management time and other resources, and any failure to comply may adversely affect our business and results of operations.

The Government of India has introduced a comprehensive nationwide goods and services tax (‘GST’) regime with effect from July 1, 2017. GST has replaced most of the significant indirect taxes levied in the past by the Centre and State Governments in India. As a result, the tax on most of the travel-related services provided by the Company has increased from 15% to 18% barring few services where lower rate of GST at 5% and 12% is applicable with and without certain conditions. Initially, provision of GST laws had a negative impact on the price of tour operator services provided by Company due to restriction on availment of credit. However, pursuant to a recent amendment to the GST laws, tour operators are now able to avail themselves of a credit of input tour operator services for payment of GST. This amendment is likely to mitigate the negative impact on tour operator services to a great extent.

With respect to other services provided by the Company, the effect of increase in tax rates has been partially mitigated by the availability of input credit to the Company for tax charged on procurement of goods for business purposes. However, presently the Company is still in the process of availing the credit on procurement of goods. Finally, the implementation of the GST law may result in a lengthening of the cycle for the receipt by us of accounts receivable, which could potentially have a negative effect on our liquidity. Overall, the impact on the Company is mixed, however this new indirect tax regime has led to a substantial increase in compliance costs as the Company has moved to de-centralized registration under GST from a centralized service tax registration in the erstwhile regime. Accordingly, the Company is undertaking all the required compliances from each state where commercial transactions are being effected. In addition to increased compliance cost, the Company is also paying GST in respect of hotel accommodation services provided by the unregistered hotels in each state where such unregistered hotels are located by virtue of a specific provision under GST law. While the Company has complied with the requirements of the new tax regime from the date of implementation in India, there are certain areas where the Company is in the process of finalizing the tax positions as the GST laws lack clarity in that respect. The implementation of GST laws in India is in its initial phase, and during such time the impact of the new indirect tax environment on the Company continues to be closely monitored by the Company on regular basis.

Operating Segments

In accordance with IFRS 8—Operating Segments, the operating segments used to present reportable segment information are identified on the basis of internal management reports used to allocate resources to the segments and assess their performance. A reportable segment is a component of our company that engages in business activities from which it earns revenues and incurs expenses, including revenues and expenses that relate to transactions with any of our other components.

Our reportable segments are: (1) Air Ticketing and (2) Hotels and Packages. Our reportable segments are determined based on how our chief operating decision maker reviews our business, regularly assesses information and evaluates performance for operating decision-making purposes, including allocation of resources. The chief operating decision maker for the company is our Chief Executive Officer.

For further description of our segments, see Note 5 to our 2018 Consolidated Financial Statements.

Our Revenue, Service Cost and Other Revenue and Expenses

Revenue

We commenced our business in 2006 with sales of airline tickets in our Air Ticketing business and our Hotels and Packages business with a focus on retail customers (B2C) through websites and call center sales. Over time, we have expanded our channels of sales to small travel agents (B2B2C) and corporate customers (B2E) as well as new services and products such as the sale of rail and bus tickets, car transfers and facilitating access to travel insurance. We also generate advertising revenue from third party advertisements on our websites as well as sales of travel vouchers and coupons.

Air Ticketing.  We earn commissions from airlines for tickets booked by customers through our various channels of sales. We either deduct commissions at the time of payment of the fare to our airline suppliers or collect our commissions on a regular basis from our airline suppliers, whereas incentive payments, which are largely based on volume of business, are collected from our airline suppliers on a periodic basis. We charge our customers a service fee for booking airline tickets. We receive fees from our GDS service providers based on the volume of sales completed by us through the GDS. Revenue from airline tickets sold as part of packages is included in our Hotels and Packages revenue.

Hotels and Packages.  Revenue from our Hotels and Packages business includes commissions and markups we earn for the sale of hotel rooms (without packages), which is recorded on a “net” basis. Revenue from packages, including hotel and airline tickets sold as part of packages, is accounted for on a “gross” basis.

Other Revenue.  Our other revenue primarily comprises of revenue from third party advertising on our websites, income from alliances, and commissions or fees from the Indian Railway Catering and Tourism Corporation, or IRCTC, for the sale of rail tickets, bus service aggregators for the sale of bus tickets, and car and taxi operators for transfer services, as well as travel insurance providers for our facilitation of the access to travel insurance.

Service Cost

Service cost primarily consists of costs paid to hotels and package suppliers and air suppliers for the acquisition of relevant services and products for sale to customers, and includes the procurement cost of hotel rooms, air tickets, meals and other local services such as sightseeing costs for packages, entrance fees to museums and attractions and local transport costs.

The following table sets forth Revenue Less Service Cost as service costs within our Air Ticketing business, our Hotels and Packages business and our other revenue during our last three fiscal years:

	Air Ticketing		Hotels and Packages		Others		Total
Amount in INR	Fiscal Year Ended March 31,
thousands except %	2017	2018	2017	2018	2017	2018	2017	2018
Revenue	3,656,976	5,012,931	5,326,414	6,628,236	373,422	607,346	9,356,812	12,248,513
Service cost	—	—	(4,179,486)	(4,930,757)	—	—	(4,179,486)	(4,930,757)
Revenue Less Service Cost	3,656,976	5,012, 931	1,146,928	1,697,479	373,422	607,346	5,177,326	7,317,756

	Air Ticketing		Hotels and Packages		Others		Total
Amount in INR	Fiscal Year Ended March 31,
thousands except %	2016	2017	2016	2017	2016	2017	2016	2017
Revenue	2,876,688	3,656,976	5,225,136	5,326,414	243,410	373,422	8,345,235	9,356,812
Service cost	—	—	(4,164,352)	(4,179,486)	—	—	(4,164,352)	(4,179,486)
Revenue Less Service Cost	2,876,688	3,656,976	1,060,784	1,146,928	243,410	373,422	4,180,883	5,177,326

Personnel Expenses

Personnel expenses primarily consist of wages and salaries, employee welfare expenses, contributions to defined contribution plans and defined benefit plans and employee share-based compensation.

Marketing and Sales Promotion Expenses

Marketing and sales promotion expenses primarily comprise of online, television, radio and print media advertisement costs as well as event driven promotion cost for the company’s products and services. Such costs are the amount paid to or accrued towards advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred. Additionally, the company also incurs customer inducement and acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives, which when incurred are recorded as marketing and sales promotion costs.

Other Operating Expenses

Other operating expenses primarily consist of, among other things, commission and distribution expenses, charges by payment gateway providers, rental costs and other utilities, legal and professional fees, traveling and conveyance, communication costs, and provision for bad and doubtful debts and other sundry expenses.

Depreciation and Amortization

Depreciation consists primarily of depreciation expense recorded on property and equipment, such as computers and peripherals, furniture and fixtures, leasehold improvements, office equipment and vehicles. Amortization expense consists primarily of amortization recorded on intangible assets such as computer software and websites and other acquired intangible assets such as agent/supplier relationships, trademarks, intellectual property rights and non-compete agreements.

Finance Income and Expense

Finance income comprises of interest income on term deposits and net gain on change in fair value of derivatives. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance expenses comprise of interest expense on borrowings, unwinding of the discount on provisions and impairment losses recognized on financial assets. Interest expense is recognized in profit or loss, using the effective interest method.

Foreign Currencies

The Group’s presentation currency is the Indian rupee (INR). The Parent Company’s functional currency is the U.S. dollar (USD). The company’s operations are conducted through the subsidiaries and equity accounted investee where the local currency is the functional currency and the financial statements of such entities are translated from their respective functional currencies into INR. On consolidation, the assets and liabilities of foreign operations are translated into presentation currency at the rate of exchange prevailing at the reporting date and their statement of profit or loss and other comprehensive income/(loss) are translated at average exchange rates prevailing during the period. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (OCI). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in a statement of profit or loss.

Critical Accounting Policies

Certain of our accounting policies require the application of judgment by our management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Our management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying values of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following are the critical accounting policies and related judgments and estimates used in the preparation of our consolidated financial statements. For more information on each of these policies, see “Note 2 Significant accounting policies” to our 2018 Consolidated Financial Statements.

Basis of Preparation

The 2018 Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The accounting policies have been consistently applied by the Group for all periods presented in these financial statements.

The 2018 Consolidated Financial Statements have been prepared on historical cost basis, except for financial instruments classified as fair value through profit or loss.

Revenue Recognition

Revenue is recognized to the extent that it is probable that economic benefits will flow to us and revenue can be reliably measured. Revenue is measured at the fair value of consideration received or receivable, taking into account contractually defined terms of payment. We assess our revenue arrangement against specific criteria in order to determine if we are acting as principal or agent. We have concluded that we are acting as agent in case of sale of airline tickets, hotel bookings, sale of rail and bus tickets and as principal in case of sale of holiday packages.

We provide travel products and services to leisure, corporate travelers (B2E—Business to Enterprise) and B2B2C (Business to Business to Consumer) agents in India and abroad. The revenue from rendering these services is recognized in the statement of profit or loss once the services are rendered. This is generally the case 1) on issuance of ticket in case of sale of airline tickets 2) on date of hotel booking and 3) on the date of departure for outbound tours and packages and on completion of tour for inbound tours.

Air Ticketing

Revenue from the sale of airline tickets is recognized as an agent on a net commission earned basis. Revenue from service fees are recognized on earned basis.

Incentives from airlines are recognized when the performance thresholds under the incentive schemes are achieved or are probable to be achieved at the end of the applicable periods.

Hotels and Packages

Revenue from hotel reservation is recognized as an agent on a net commission earned basis.

Revenue from packages are accounted for on a gross basis as we are determined to be the primary obligor in the arrangement, meaning the risks and responsibilities are taken by us including the responsibility for delivery of services. Cost of delivering such services includes cost of hotel, airlines and package services and is disclosed as service cost.

Other Services

Revenue from other sources, primarily comprising advertising revenue, revenue from sale of rail and bus tickets and fees for facilitating website access to travel insurance companies are being recognized as the services are being performed. Revenue from the sale of rail and bus tickets is recognized as an agent on a net commission earned basis.

Revenue is recognized net of cancellations received during the period, refunds, and service taxes.

Revenue is allocated between the loyalty programme and the other components of the sale. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when we fulfill our obligations to supply the products/services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

We receive upfront fees from Global Distribution System (“GDS”) providers for facilitating the booking of airline tickets on our website or other distribution channels to travel agents for using our system, which is recognized as revenue for actual airline tickets sold over the total number of airline tickets to be sold over the term of the applicable agreement and the balance amount is recognized as deferred revenue.

Government grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the related costs, for which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

The Group has assessed and determined to present grants as other income in the statement of profit or loss and other comprehensive loss.

Marketing and Sales Promotion Expenses

Marketing and sales promotion expenses primarily comprise of online, television, radio and print media advertisement costs, as well as event-driven promotion cost for our products and services. Such costs are the amount paid to or accrued towards advertising agencies or direct service providers for advertising on websites, television, print formats, search engine marketing and any other media. Advertising and business promotion costs are recognized when incurred.

Additionally, we also incur customer inducement and acquisition costs for acquiring customers and promoting transactions across various booking platforms such as upfront cash incentives, which when incurred are recorded as marketing and sales promotion costs.

Significant Accounting Estimates and Assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. Actual results could differ from these estimates.

a)            Impairment reviews

An impairment exists when the carrying value of an asset or CGU exceeds its recoverable amount. Recoverable amount is the higher of its fair value less costs to sell and its value in use. The value in use calculation is based on a discounted cash flow model. In calculating the value in use, certain assumptions are required to be made in respect of highly uncertain matters, including management’s expectations of growth in EBITDA (Earnings before interest, taxes depreciation and amortization), long term growth rates; and the selection of discount rates to reflect risks involved. Also, judgement is involved in determining the CGU and grouping of CGUs for goodwill allocation and impairment testing.

We prepare and internally approve formal five year plans, as applicable, for our businesses and use these as the basis for our impairment reviews. Since the value in use exceeds the carrying amount of CGU, the fair value less costs to sell is not determined.

We test goodwill for impairment annually on March 31 and whenever there are indicators of impairment.

b)            Allowance for uncollectible trade receivables and advances

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. Estimated irrecoverable amounts are based on the ageing of the receivable balances and historical experience. Additionally, a large number of minor receivables is grouped into homogeneous groups and assessed for impairment collectively. Individual trade receivables are written off when management deems them not to be collectible.

c)             Loyalty programs

We estimate revenue allocation between the loyalty programme and the other components of the sale with assumptions about the expected redemption rates. The amount allocated to the loyalty programme is deferred, and is recognized as revenue when we fulfill our obligations to supply the services under the terms of the programme or when it is no longer probable that the points under the programme will be redeemed.

d)            Taxes

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, future tax planning strategies and recent business performances and developments. We have not recognized deferred tax asset on unused tax losses and temporary differences in most of our subsidiaries.

e)             Defined benefit plans

The costs of post-retirement benefit obligation under our gratuity plan are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increase, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

Significant Judgments in Applying Accounting Policies

In the process of applying our accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in our 2018 Consolidated Financial Statements:

Determination of Functional Currency

Each of Yatra Online, Inc. and its subsidiaries determines its own functional currency (the currency of the primary economic environment in which the entity operates) and items included in the financial statements of each entity are measured using that functional currency. International Accounting Standard, or IAS, 21, “The Effects of Changes in Foreign Exchange Rates,” prescribes the factors to be considered for the purpose of determining the functional currency. However, in respect of the parent company and certain intermediary foreign operations, the determination of functional currency might not be very obvious due to mixed indicators, such as the source of financing, the functional currency of the shareholders, the currency in which the borrowings have been raised and the extent of autonomy enjoyed by the foreign operation. In such cases, management uses its judgment to determine the functional currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Results of Operations

Convenience Translation

The consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the unaudited  interim condensed consolidated statement of profit or loss and other comprehensive income/(loss) for the three months ended March 31, 2018 and the consolidated statement of profit or loss and other comprehensive income/(loss) for the year ended March 31, 2018, the consolidated statement of financial position as at March 31, 2018 and the consolidated statement of cash flows for year ended March 31, 2018, were converted into U.S. dollars at the exchange rate of 65.11 INR per USD. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Note on New Accounting Standard

IFRS 15 - Revenue from Contracts with Customers

In May 2014, IASB issued IFRS 15 - Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective).

Effective April 1, 2018, the Company will adopt the new revenue recognition standard IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”). The Company will adopt the new standard by using the modified retrospective approach and accordingly our financial statements for the years ended March 31, 2018 and 2017 will not be retrospectively adjusted.

The Company is still evaluating the impact of the new accounting standard, including the accounting for certain marketing and sales promotion expenses, which is not likely to have a material impact on the consolidated financial statements of the Company, except for reclassification effects within the consolidated statement of profit or loss and other comprehensive loss from marketing and sales promotion expenses to a reduction in revenue. This pertains to upfront cash incentives and select loyalty programs cost as incurred for customer inducement and acquisition for promoting transactions across various booking platforms. As the interpretation of the new rules continue to evolve, the Company will continue to monitor the developments and evaluate the impact of such rules on consolidated financial statements of the Company.

The Company will continue to publish its financial performance based on revenue less service cost, which is a non-IFRS measure, as we believe that revenue less service cost reflects more relevant information regarding the value addition of the travel services that we provide to our customers. Revenue less service cost represents IFRS revenue after deducting cost for the acquisition of relevant services and products for sale to customers and adding expenses in the nature of promotions which are adjusted against revenue.

Reclassifications

Certain reclassifications have been made in the consolidated statements of profit or loss and other comprehensive income/(loss), consolidated statement of financial position and consolidated statement of cash flows of prior periods to conform to the classifications used in the current period. The impact of such reclassifications on consolidated statements of profit or loss and other comprehensive income (loss), consolidated statement of financial position and consolidated statement of cash flows is not material.

Yatra Online, Inc.’s financial and operating results for the three months and year ended March 31, 2018 include the financial and operating results of ATB, in which we acquired a majority stake on August 4, 2017, for three months and eight months, respectively.

Accordingly, the reported results for three months and year ended March 31, 2018, which are inclusive of the impact of consolidation of the ATB, may not be comparable with the reported results of the three months and year ended March 31, 2017, which periods did not have the impact of consolidation of the ATB.

Results of Three Months ended March 31, 2018 Compared to Three Months ended March 31, 2017

The following table sets forth a summary of our consolidated statement of profit or loss and other comprehensive loss, both actual amounts and as a percentage of revenue, for the periods indicated.

	Fiscal Year Ended March 31,
	2017		2018
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue	2,408,475	100.0	3,285,672	100.0
Other income	18,135	0.8	41,647	1.3
Service cost	952,877	39.6	1,247,674	38.0
Personnel expenses	937,528	38.9	742,848	22.6
Marketing and sales promotion expenses	962,615	40.0	1,144,740	34.8
Other operating expenses	683,108	28.4	1,251,826	38.1
Depreciation and amortization	81,567	3.4	122,677	3.7
Results from operations	(1,191,086)	(49.5)	(1,182,446)	(36.0)
Finance income	134,035	5.6	18,074	0.6
Finance costs	(57,336)	(2.4)	(48,692)	(1.5)
Share of loss of joint venture	(2,599)	(0.1)	(3,516)	(0.1)
Change in fair value of warrants - gain/(loss)	291,122	12.1	854,419	(26.0)
Loss before income taxes	(825,863)	(34.3)	(362,161)	(11.0)
Income tax expense	(4,317)	(0.2)	(18,762)	(0.6)
Loss for the year	(830,181)	(34.5)	(380,923)	(11.6)

Revenue.  We generated revenue of INR 3,285.7 million in the three months ended March 31, 2018, an increase of 36.4% over revenue of INR 2,408.5 million for the three months ended March 31, 2017.

Service Cost.  Our service cost increased to INR 1,247.7 million in the three months ended March 31, 2018 from INR 952.9 million in the three months ended March 31, 2017 due to increase in our sale of packages.

Revenue Less Service Cost.(1)  Our Revenue Less Service Cost increased by 40.0% to INR 2,038 million in the three months ended March 31, 2018 from INR 1,455.6 million in the three months ended March 31, 2017. This growth resulted mainly from an increase of 35.7% in our Air Ticketing revenue along with an increase of 62.7% in our Revenue Less Service Cost from Hotels and Packages including the impact of consolidation of ATB.

Air Ticketing.  Revenue from our Air Ticketing business increased by 35.7% to INR 1,379.1 million in the three months ended March 31, 2018 from INR 1,016.3 million in the three months ended March 31, 2017. This growth was driven by an increase in gross bookings by 34.6% to INR 22.2 billion in the three months ended March 31, 2018 including the impact of consolidation of ATB, as compared to INR 16.5 billion in the three months ended March 31, 2017. The growth in our Air Ticketing transactions and Gross Bookings in the three months ended March 31, 2018, reflects the strong underlying growth in the overall air travel market in India and the continued shift from offline to online transactions. Our Net Revenue Margin in the current year remained almost flat at 6.2% including the impact of consolidation of ATB from the corresponding period last year.

Hotels and Packages.  Revenue from our Hotels and Packages business increased by 38.7% to INR 1,749.3 million in the three months ended March 31, 2018 from INR 1,261.2 million in the three months ended March 31, 2017. Our Revenue Less Service Cost for this segment increased by 62.7% to INR 501.6 million in the three months ended March 31, 2018 from INR 308.3 million in the three months ended March 31, 2017. This growth was due to an increase in our Gross Bookings by 42.4% to INR 3.8 billion including the impact of consolidation of ATB along with an increase in Net Revenue Margin to 13.3% in the three months ended March 31, 2018 as compared to 11.6% during the three months ended March 31, 2017. The increase in Net Revenue Margin is due to change in business mix in favor of standalone hotels, which have higher margins, as well as higher margins as negotiated from the suppliers primarily from our standalone hotels business.

(1) See the section below titled “Certain Non IFRS Measures.”

Other Revenue.  Our other revenue grew by 20.1% to INR 157.3 million in the three months ended March 31, 2018 from INR 131 million in the three months ended March 31, 2017. This increase was primarily due to increases in advertisement and alliances income, increases in bus and train bookings and the impact of consolidation of ATB.

Other Income.  Our other income increased to INR 41.6 million in the three months ended March 31, 2018 from INR 18.1 million in the three months ended March 31, 2017. This increase was primarily due to the government grant received by the company through the “Service Exports from India Scheme (SEIS)”.

Personnel Expenses.  Our personnel expenses decreased by 20.8% to INR 742.8 million in the three months ended March 31, 2018 from INR 937.5 million in the three months ended March 31, 2017. This decrease was primarily due to a decrease in employee share-based payment expense to INR 142.2 million in the three months ended March 31, 2018 from INR 550.9 million in the three months ended March 31, 2017 which was partially set off by increase due to consolidation of ATB. Excluding the employee share-based payment expense, our personnel expense growth would have been 55.3% for the three months ended March 31, 2018. This increase was due to consolidation of ATB, annual salary increments and increase in employee headcount primarily in technology and B2E business.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 18.9% to INR 1,144.7 million in the three months ended March 31, 2018 from INR 962.6 million in the three months ended March 31, 2017 primarily due to increases in brand marketing campaigns, consumer promotions and the impact of consolidation of ATB. Marketing and Sales Promotion Expenses as a percentage of Revenue Less Service Cost decreased  to 56.2% in the three months ended March 31, 2018 from 66.1% during the three months ended March 31, 2017.

Other Operating Expenses.  Other operating expenses increased by 83.3% to INR 1,251.8 million in the three months ended March 31, 2018 from INR 683.1 million in the three months ended March 31, 2017 primarily due to re-measurement of contingent consideration of INR 294.3 million, increase in payment gateway expense and commission due to increase in business volume and impact of consolidation of ATB.

Depreciation and Amortization.  Our depreciation and amortization expenses increased by 50.4% to INR 122.7 million in the three months ended March 31, 2018 from INR 81.6 million in the three months ended March 31, 2017 primarily as a result of an increase in amortization expense and the impact of consolidation of ATB.

Results from Operations.  As a result of the foregoing factors, our result from operating activities was a loss of INR 1,182.4 million in the three months ended March 31, 2018. Our loss for the three months ended March 31, 2017 was INR 1,191.1 million. Excluding the employee share-based compensation costs and remeasurement of contingent consideration, Adjusted Results from Operations(1) would have been INR 745.9 million for three months ended March 31, 2018 as compared to INR 640.2 million for three months ended March 31, 2017.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture increased to INR 3.5 million in the three months ended March 31, 2018 from INR 2.6 million in the three months ended March 31, 2017.

Finance Income.  Our finance income decreased to INR 18.1 million in the three months ended March 31, 2018 from INR 134 million in the three months ended March 31, 2017. The decrease was primarily due to decrease in the interest income from our bank deposits.

Finance Costs.  Our finance costs decreased to INR 48.7 million in the three months ended March 31, 2018 as compared to INR 57.3 million in the three months ended March 31, 2017. The decrease was mainly due to a decrease in unwinding of discount on other financial liability related to business expenses which is partially offset by increase in interest on borrowings due to a new debt facility and the impact of consolidation of ATB.

Change in fair value of warrants. The change in the fair market value of warrants resulted in a gain of INR 854.4 million.

Income Tax Expense.  Our income tax expense during the three months ended March 31, 2018 was INR 18.8 million compared to an expense of INR 4.3 million during the three months ended March 31, 2017. This was primarily due to higher taxable income in some of our subsidiaries and the impact of consolidation of ATB.

(1) See the section below titled “Certain Non IFRS Measures.”

Loss for the Period.  As a result of the foregoing factors, our loss in the three months ended March 31, 2018 was INR 380.9 million as compared to a loss of INR 830.2 million in the three months ended March 31, 2017. Excluding the employee share based compensation costs, remeasurement of contingent consideration, net change in fair value of warrants and the listing and related expenses, the Adjusted Loss(1) would have been INR 798.8 million for three months ended March 31, 2018 and INR 870.4 million for three months ended March 31, 2017.

Basic Loss per Share.  Basic loss per share was INR 10.4 in the three months ended March 31, 2018 as compared to basic loss per share of INR 24.04 in the three months ended March 31, 2017. After excluding the employee share-based compensation costs, net change in fair value of warrants, remeasurement of contingent consideration and the listing and related expenses, Adjusted Basic Loss per Share(1) would have been INR 22.66 in the three months ended March 31, 2018 as compared to INR 16.92 in the three months ended March 31, 2017.

Diluted Loss per Share.  Diluted loss per share was INR 10.74 in the three months ended March 31, 2018, as compared to diluted loss per share of INR 24.04 in the three months ended March 31, 2017. After excluding the employee share-based compensation costs, net change in fair value of warrants, remeasurement of contingent consideration and the listing and related expenses, Adjusted Diluted Loss per Share(1) would have been INR 22.53 in the three months ended March 31, 2018, as compared to INR 16.92 in the three months ended March 31, 2017.

Results of  Fiscal Year Ended March 31, 2018 Compared to Fiscal Year Ended March 31, 2017

The following table sets forth a summary of our consolidated statement of profit or loss and other comprehensive loss, both actual amounts and as a percentage of revenue, for the periods indicated.

	Fiscal Year Ended March 31,
	2017		2018
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue	9,356,813	100.0	12,248,513	100.0
Other income	25,282	0.3	90,001	0.7
Service cost	4,179,486	44.7	4,930,757	40.3
Personnel expenses	2,115,308	22.6	2,902,840	23.7
Marketing and sales promotion expenses	2,457,242	26.3	4,155,420	33.9
Other operating expenses	2,217,887	23.7	3,284,030	26.8
Depreciation and amortization	275,587	2.9	425,600	3.5
Results from operations	(1,863,415)	(19.9)	(3,360,133)	(27.4)
Finance income	139,158	1.5	91,912	0.8
Finance costs	(149,863)	(1.6)	(153,056)	(1.2)
Share of loss of joint venture	(9,441)	(0.1)	(10,559)	(0.1)
Listing and related expense	(4,242,526)	(45.3)	—	—
Change in fair value of warrants	230,111	2.5	(563,253)	(4.6)
Loss before income taxes	(5,895,976)	(63.0)	(3,995,089)	(32.6)
Income tax expense	(40,987)	(0.4)	(56,887)	(0.5)
Loss for the year	(5,936,963)	(63.5)	(4,051,976)	(33.1)

Revenue.  We generated revenue of INR 12,248.5 million in the year ended March 31, 2018, an increase of 30.9% over revenue of INR 9,356.8 million for the year ended March 31, 2017.

Service Cost.  Our service cost increased to INR 4,930.8 million in the year ended March 31, 2018 from INR 4,179.5 million in the year ended March 31, 2017 due to increase in our sale of packages.

Revenue Less Service Cost(1).  Our Revenue Less Service Cost increased by 41.3% to INR 7,317.8 million in the year ended March 31, 2018 from INR 5,177.3 million in the year ended March 31, 2017. This growth resulted mainly from an increase of 37.1% in our Air Ticketing revenue along with an increase of 48% in our Revenue Less Service Cost from Hotels and Packages, including the impact of consolidation of ATB.

Air Ticketing.  Revenue from our Air Ticketing business increased by 37.1% to INR 5,012.9 million in the year ended March 31, 2018 from INR 3,657 million in the year ended March 31, 2017. This growth was driven by an increase in Air Ticketing gross bookings by 37.5% to INR 79.2 billion in the year ended March 31, 2018 including the impact of consolidation of ATB, as compared

(1) See the section below titled “Certain Non IFRS Measures.”

to INR 57.6 billion in the year ended March 31, 2017. The growth in our Air Ticketing sales and Gross Bookings in the year ended March 31, 2018 reflects the strong underlying growth in the overall air travel market in India and the continued shift in the air travel market from offline to online transactions. In addition, our air passenger yields increased as our business mix moved more towards international flights which have a higher transaction value but lower online penetration. Our Net Revenue Margin in the current year marginally decreased to 6.3% including the impact of consolidation of ATB from 6.4% in the corresponding period last year.

Hotels and Packages.  Revenue from our Hotels and Packages business increased by 24.4% to INR 6,628.2 million in the year ended March 31, 2018 from INR 5,326.4 million in the year ended March 31, 2017. Our Revenue Less Service Cost for this segment increased by 48.0% to INR 1,697.5 million in the year ended March 31, 2018 from INR 1,146.9 million in the year ended March 31, 2017. This growth was due to an increase in our Gross Bookings by 28.3% to INR 13.4 billion, including the impact of consolidation of ATB, along with an increase in Net Revenue Margin to 12.7% in the year ended March 31, 2018 as compared to 11% during the year ended March 31, 2017. The increase in Net Revenue Margin is due to change in business mix in favor of standalone hotels, which have higher margins, as well as higher margins negotiated from the suppliers primarily from our standalone hotels business.

Other Revenue.  Our other revenue grew by 62.6% to INR 607.3 million in the year ended March 31, 2018 from INR 373.4 million in the year ended March 31, 2017. This increase was primarily due to an increase in advertisement and alliances income, improvement in attach rates for insurance booked at the time of air ticket purchases resulting in higher insurance facilitation fees, an increase in bus and train bookings and the impact of consolidation of ATB.

Other Income.  Our other income increased to INR 90.0 million in the year ended March 31, 2018 from INR 25.3 million in the year ended March 31, 2017. This increase was primarily on account of the government grant received by the company on account of “Service Exports from India Scheme (SEIS)”.

Personnel Expenses.  Our personnel expenses increased by 37.2% to INR 2,902.8 million in the year ended March 31, 2018 from INR 2,115.3 million in the year ended March 31, 2017. This increase was primarily due to an increase in employee share-based payment expense to INR 729.9 million in the year ended March 31, 2018 from INR 586.9 million in the year ended March 31, 2017, annual salary increments, increased employee headcount primarily in technology and impact of consolidation of ATB.  Excluding the employee share-based payment expense, our personnel expense growth would have been 42.2% for the year ended March 31, 2018, including the impact of consolidation of ATB.

Marketing and Sales Promotion Expenses.  Marketing and sales promotion expenses increased by 69.1% to INR 4,155.4 million in the year ended March 31, 2018 from INR 2,457.2 million in the year ended March 31, 2017 primarily due to increases in brand marketing campaigns, consumer promotions and loyalty incentive programs and the impact of consolidation of ATB. Marketing and Sales Promotion Expenses as a percentage of Revenue Less Service Cost increased to 56.8% in the year ended March 31, 2018 from 47.5% during the year ended March 31, 2017.

Other Operating Expenses.  Other operating expenses increased by 48.1% to INR 3,284 million in the year ended March 31, 2018 from INR 2,217.9 million in the year ended March 31, 2017 primarily due to remeasurement of contingent consideration of INR 294.3 million, consolidation of ATB, increased payment gateway expenses and commissions due to increased business volume and increases in our legal and professional fees.

Depreciation and Amortization.  Our depreciation and amortization expenses increased by 54.4% to INR 425.6 million in the year ended March 31, 2018 from INR 275.6 million in the year ended March 31, 2017 primarily as a result of an increase in amortization expense and the impact of consolidation of ATB.

Results from Operations.  As a result of the foregoing factors, our results from operations was a loss of INR 3,360.1 million in the year ended March 31, 2018. Our loss for the year ended March 31, 2017 was INR 1,863.4 million. Excluding the employee share-based compensation costs and remeasurement of contingent consideration, Adjusted Results from Operations(1) would have been INR 2,335.9 million for year ended March 31, 2018 as compared to INR 1,276.5 million for year ended March 31, 2017.

Finance Income.  Our finance income decreased to INR 91.9 million in the year ended March 31, 2018 from INR 139.2 million in the year ended March 31, 2017. The decrease was primarily due to decrease in the interest income from our bank deposits.

Finance Costs.  Our finance costs increased to INR 153.1 million in the year ended March 31, 2018 as compared to INR 149.9 million in the year ended March 31, 2017. The increase was mainly due to an increase in interest on borrowings due to a new debt facility availed in year ended March 31, 2018 and the impact of consolidation of ATB, which was partially offset by a decrease in unwinding of discount on other financial liability related to business expenses.

(1) See the section below titled “Certain Non IFRS Measures.”

Share of Loss of Joint Venture.  This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture increased to INR 10.6 million in the year ended March 31, 2018 from INR 9.4 million in the year ended March 31, 2017.

Listing and related expenses. Listing and related expenses amounting to INR 4,242.5 million for the year ended March 31, 2017 relate to the expenses accrued due to the Business Combination with Terrapin 3, NASDAQ listing related legal and professional expenses and contingent dividend expense. These were one-time costs for the year ended March 31, 2017.

Change in fair value of warrants.  During the year ended March 31, 2018, we incurred a loss of INR 563.3 million due to a change in the fair market value of warrants as compared to a gain of INR 230.1 million during the year ended March 31, 2017.

Income Tax Expense.  Our income tax expense during the year ended March 31, 2018 was INR 56.9 million compared to an expense of INR 41 million during the year ended March 31, 2017. This was primarily due to higher taxable income in some of our subsidiaries and the impact of consolidation of ATB.

Loss for the Year.  As a result of the foregoing factors, our loss in the year ended March 31, 2018 was INR 4,052.0 million as compared to a loss of INR 5,937.0 million in the year ended March 31, 2017. Excluding the employee share based compensation costs, remeasurement of contingent consideration, net change in fair value of warrants and listing and related expenses, the Adjusted Loss(1) would have been INR 2,464.5 million for year ended March 31, 2018 and Adjusted Loss(1) would have been INR 1,337.6 million for year ended March 31, 2017.

Basic and Diluted Loss per Share.  Basic loss per share was INR 116.41 in the year ended March 31, 2018 as compared to basic loss per share of INR 237.89 in the year ended March 31, 2017. After excluding the employee share-based compensation costs, remeasurement of contingent consideration, net change in fair value of warrants and listing and related expenses, Adjusted Basic Loss per Share(1) would have been INR 70.66 in the year ended March 31, 2018 as compared to INR 53.59 in the year ended March 31, 2017.

Results of Year Ended March 31, 2017 Compared to Year Ended March 31, 2016

The following table sets forth a summary of our consolidated statement of profit or loss and other comprehensive loss, both actual amounts and as a percentage of revenue, for the periods indicated.

	Fiscal Year Ended March 31,
	2016		2017
Amount in INR thousands except %	Amount	%	Amount	%
Total revenue	8,345,234	100.0	9,356,813	100.0
Other Income	26,662	0.3	25,282	0.3
Service cost	4,164,352	49.9	4,179,486	44.7
Personnel expenses	1,524,055	18.3	2,115,308	22.6
Marketing and sales promotion expenses	1,687,541	20.2	2,457,242	26.3
Other operating expenses	1,967,162	23.6	2,217,887	23.7
Depreciation and amortization	233,703	2.8	275,587	2.9
Results from operations	(1,204,917)	(14.4)	(1,863,415)	(19.9)
Finance income	95,072	1.1	139,158	1.5
Finance costs	(111,973)	(1.3)	(149,863)	(1.6)
Share of loss of joint venture	(11,802)	(0.1)	(9,441)	(0.1)
Listing and related expense	—	—	(4,242,526)	(45.3)
Change in fair value of warrants	(3,167)	(0.0)	230,111	2.5
Loss before income taxes	(1,236,787)	(14.8)	(5,895,976)	(63.0)
Income tax (expense) / credits	(6,515)	(0.1)	(40,987)	(0.4)
Loss for the year	(1,243,302)	(14.9)	(5,936,963)	(63.5)

Revenue.  We generated revenue of INR 9,356.8 million in the year ended March 31, 2017, an increase of 12.1% over our revenue of INR 8,345.2 million for the year ended March 31, 2016.

Service Cost.  Our service cost increased marginally to INR 4,179.5 million in the year ended March 31, 2017 from INR 4,164.4 million in the year ended March 31, 2016.

(1) See the section below titled “Certain Non IFRS Measures.”

Revenue Less Service Cost.(1)  Our Revenue Less Service Cost increased by 23.8% to INR 5,177.3 million in the year ended March 31, 2017 from INR 4,180.9 million in the year ended March 31, 2016. This growth resulted mainly from an increase of 27.1% in our Air Ticketing revenue along with an increase of 8.1% in our Hotels and Packages Revenue Less Service Costs.

Air Ticketing.  Revenue from our Air Ticketing business increased by 27.1% to INR 3,657.0 million in the year ended March 31, 2017 from INR 2,876.7 million in the year ended March 31, 2016. This growth was driven by an increase in Gross Bookings of 16.8% to INR 57.6 billion in the year ended March 31, 2017 from INR 49.3 billion in the year ended March 31, 2016, along with an increase in our Net Revenue Margin to 6.4% for the year ended March 31, 2017 from 5.8% for the year ended March 31, 2016. We witnessed higher Net Revenue Margins in this segment in the year ended March 31, 2017 compared to the year ended March 31, 2016 due to better volume based deals negotiated with the airlines and relatively flat service fees on comparatively lower air ticket prices.

Hotels and Packages.  Revenue from our Hotels and Packages business increased marginally to INR 5,326.4 million in the year ended March 31, 2017 from INR 5,225.1 million in the year ended March 31, 2016. Our Revenue Less Service Cost for this segment increased by 8.1% to INR 1,146.9 million in the year ended March 31, 2017 from INR 1060.8 million in the year ended March 31, 2016. This was due to an increase in our Gross Bookings by 8.5% to INR 10.4 billion during the year ended March 31, 2017 partially offset by a slight decrease in our Net Revenue Margin to 10.8% for the year ended March 31, 2017 from 10.9% for the year ended March 31, 2016.

Other Revenue.  Our other revenue grew by 53.4% to INR 373.4 million in the year ended March 31, 2017 from INR 243.4 million in the year ended March 31, 2016. The growth in this segment was mainly due to an increase in advertisement revenue and facilitation fees.

Other Income.  Our other income decreased to INR 25.3 million in the year ended March 31, 2017 from INR 26.7 million in the year ended March 31, 2016.

Personnel Expenses.  Our personnel expenses increased by 38.8% to INR 2,115.3 million in the year ended March 31, 2017 from INR 1,524.1 million in the year ended March 31, 2016. This increase was due to an increase in employee share-based payment expense to INR 586.9 million in the year ended March 31, 2017 from INR 19.4 million in the year ended March 31, 2016. Excluding the employee share-based payment expense, our personnel expense growth would have been 1.6% for the year ended March 31, 2017.

Marketing and Sales Promotion Expenses.  Marketing and sales promotion expenses increased by 45.6% to INR 2,457.2 million in the year ended March 31, 2017 from INR 1,687.5 million in the year ended March 31, 2016 primarily due to increases in consumer promotion programs, loyalty incentive programs and brand spends on TV and print media. The ratio of marketing and sales promotion expenses to Revenue Less Service Cost for the year ended March 31, 2017 was higher at 47.7% compared to 40.5% in the year ended March 31, 2016.

Other Operating Expenses.  Other operating expenses increased by 12.9% to INR 2,217.9 million in the year ended March 31, 2017 from INR 1,967.2 million in the year ended March 31, 2016 primarily due to an increase in commission expense and payment gateway expense due to an increase in business volume.

Depreciation and Amortization.  Our depreciation and amortization expenses increased by 17.9% to INR 275.6 million in the year ended March 31, 2017 from INR 233.7 million in the year ended March 31, 2016 primarily as a result of an increase in amortization expense.

Results from Operations.(1)  As a result of the foregoing factors, our results from operating activities was a loss of INR 1,863.4 million in the year ended March 31, 2017. Our loss for the year ended March 31, 2016 was INR 1,204.9 million. Excluding the employee share-based compensation costs, the loss would have been INR 1,276.5 million for year ended March 31, 2017 as compared to INR 1,185.5 million for year ended March 31, 2016.

Finance Income.  Our finance income increased to INR 139.2 million in the year ended March 31, 2017 from INR 95.1 million in the year ended March 31, 2016 primarily due to increase in interest on bank deposits by INR 36.6 million.

Finance Costs.  Our finance costs increased to INR 149.9 million in the year ended March 31, 2017 as compared to INR 112 million in the year ended March 31, 2016 primarily due to the unwinding of discounts on other financial liabilities.

(1) See the section below titled “Certain Non IFRS Measures.”

Share of Loss of Joint Venture.  This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture decreased to INR 9.4 million in the year ended March 31, 2017 from INR 11.8 million in the year ended March 31, 2016.

Listing and related expense.  Listing and related expenses amounting to INR 4,242.5 million for the year ended March 31, 2017 relate to the expenses accrued due to the Business Combination with Terrapin 3, NASDAQ listing related legal and professional expenses and contingent dividend expense. These were one-time costs for the year ended March 31, 2017.

Change in fair value of warrants. This represents a gain of INR 230.1 million due to change in the market value of publicly traded warrants

Income Tax Expense.  Our income tax expense during the year ended March 31, 2017 was INR 41.0 million compared to an expense of INR 6.5 million during the year ended March 31, 2016. This was primarily due to higher taxable income in some of the Company’s subsidiaries.

Loss for the Year.  As a result of the foregoing factors, our loss in the year ended March 31, 2017 was INR 5,937.0 million as compared to a loss of INR 1,243.3 million in the year ended March 31, 2016. Excluding the employee share based compensation costs and net change in fair value of warrants for both years ended March 31, 2017 and 2016; listing and related expenses for the year ended March 31, 2017, the loss would have been at INR 1,337.6 million for the year March 31, 2017 and INR 1,220.8 million for year ended March 31, 2016.

Basic and Diluted Loss Per Share.  Basic and Diluted loss per share was INR 237.89 in the year ended March 31, 2017 as compared to basic and diluted loss per share of INR 58.10 in the year ended March 31, 2016. After adjusting for the employee share based compensation costs and net change in fair value of warrants for both years ended March 31, 2017 and 2016; and for the listing and related expenses for the year ended March 31, 2017, basic and diluted loss per share would have been INR 52.91 for year ended March 31, 2017 as compared to INR 57.05 for year ended March 31, 2016.

Liquidity and Capital Resources

Our sources of liquidity have principally been proceeds from the sale of our convertible preferred shares and ordinary shares, long term borrowings, bank overdrafts, working capital facilities and cash flows from operations. Our cash requirements have mainly been for funding operational losses, acquisitions, working capital as well as capital expenditures.

As of March 31, 2018, our primary sources of liquidity were INR 2,465.1 million of cash and cash equivalents and 1,012.1 million in term deposits (INR 831.7 million is pledged with various banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sales invoice discounting and credit card facilities).

As of March 31, 2017, our primary sources of liquidity were INR 1,532.6 million of cash and cash equivalents and INR 3,027.9 million in term deposits (INR 1,025.5 million is pledged with various banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sales invoice discounting and credit card facilities). The increase was primarily due to cash received of approximately $92.5 million in connection with the Business Combination that was consummated in the current year.

As of March 31, 2016, our primary sources of liquidity were INR 389.7 million of cash and cash equivalents and INR 1,024.9 million in term deposits (INR 1,017.2 million was pledged with various banks against bank guarantees, bank overdraft, vehicle loan, letter of credit, sale invoice discounting and credit card facilities).

Our trade and other receivables primarily comprise of: (1) commissions, incentive or other payments owed to us by airlines and other suppliers and (2) receivables from our B2B2C travel agents, corporate and some retail customers to whom we typically extend credit periods. Our trade and other receivables increased by INR 2,038.5 million from INR 1,970.4 million as of March 31, 2017 to INR 4,008.9 million as of March31, 2018, in line with the growth of our business and the acquisition of Air Travel Bureau Limited (ATB).

Our trade and other receivables increased by INR 607.5 million from INR 1,362.8 million as of March 31, 2016 to INR 1,970.4 million as of March 31, 2017, in line with the growth of our business.

Our other current assets primarily consist of current portion of prepayments made to and deposits placed with our suppliers. Our other current assets increased from INR 744.5 million as of March 31, 2017 to INR 977.8 as of March 31, 2018, primarily due to increases in advances made to our airline and hotel suppliers in line with the growth of our business.

Our other current assets increased from INR 566.3 million as of March 31, 2016 to INR 744.5 million as of March 31, 2017, primarily due to increases in advances made to our airline and hotel suppliers in line with the growth of our business.

In September 2017, the Company took a term loan of $7.8 million, or approximately INR 509.3 million, from InnoVen Capital Singapore PTE. LTD., consisting of $5 million “Facility A” and $2.8 million “Facility B”, carrying an interest of 9% per annum. The loan is repayable in relation to Facility A over the period until January 01, 2020 and in relation to Facility B over the period until August 01, 2019. The amount outstanding against this loan as of March 31, 2018 was $6.3 million, or approximately INR 410.2 million. The loan is secured by charge on all existing and future, current and non-current assets, including any intellectual property and intellectual property rights of the company.

Yatra Online Private Limited (“Yatra India”), an indirect subsidiary of the Company, took a term loan from InnoVen Capital India Private Limited of an aggregate amount of INR 495 million, consisting of INR 320 million “First Tranche” and INR 175 million “Second Tranche” in September 2017, carrying an interest of 14.75% per annum. The loan is repayable in relation to First Tranche over the period until January 01, 2020 and in relation to Second Tranche over the period until August 01, 2019. The amount outstanding against this loan as of March 31, 2018 was INR 400.1 million. The loan is secured by pledge of all existing and future, current and non-current assets, including any intellectual property and intellectual property rights of the company and by the pledge of shares held by Yatra India in ATB.

As of March 31, 2018, Yatra India had sanctioned bank guarantee limits of (i) INR 1100 million from ICICI bank against bank deposits of INR 600 million (this amount is pledged and we do not earn any interest on this bank deposit), all existing and future fixed and current assets including intellectual property and intellectual property rights, and (ii) INR 10 million from HSBC bank against fixed deposits.

As of March 31, 2017, Yatra India had sanctioned bank guarantee limits of (i) INR 900 million from HDFC Bank against fixed deposits, all existing and future fixed and current assets including intellectual property and intellectual property rights, and (ii) INR 10 million from HSBC Bank against fixed deposits. In addition, Yatra USA has placed certificates of deposit totaling approximately INR 19.42 million (US $0.3 million), to provide guarantees to various international airlines.

As of March 31, 2016, Yatra India had sanctioned bank guarantee limits of (i) INR 800 million from HDFC Bank against fixed deposits, all existing and future fixed and current assets including intellectual property and intellectual property rights, and (ii) INR 10 million from HSBC Bank against fixed deposits. In addition, Yatra USA had placed certificates of deposit totaling approximately INR 19.9 million (US $0.3 million), to provide guarantees to various international airlines.

On July 24, 2015, we took a term loan of $5 million, or approximately INR 326.6 million, from Macquarie Corporate Holdings PTY Limited, an affiliate of MIHI LLC. The loan carried interest in two parts, cash interest rate at 5% per annum and payment in kind, or PIK, interest rate at 3.5% per annum. PIK interest rate was payable in kind through accretion to the aggregate outstanding principal amount of the loan; provided that, if the maturity date is extended beyond the first anniversary of the borrowing date, the PIK interest rate for each interest period starting after the first anniversary of the borrowing date shall increase to 5.0% per annum. The amount outstanding against this loan as of March 31, 2017 was Nil (March 31, 2016 was INR 339.7 million). The loan was secured by the pledge of the shares of the subsidiaries of the Group, THCL Travel Holding Cyprus Limited and Asia Consolidated DMC Pte. Ltd. The loan was taken by the company for twelve months; provided that, if no default has been occurred and continuing, the maturity date shall automatically be extended to the date falling twenty-four months after the borrowing date. We could not make any voluntary prepayments in respect of the loan prior to the first anniversary of the borrowing date. We repaid the outstanding principal amount of the loan in full on December 29, 2016 and the balance interest payment on January 3, 2017 and Macquarie released the pledge of shares mentioned above.

Yatra India took a term loan from InnoVen Capital India Private Limited (formerly SVB India Finance Private Limited) of an aggregate amount of INR 250 million, consisting of INR 150 million in November 2013 and INR 100 million in March 2014, carrying an interest of 14.40% per annum. The loan was repayable in 31 and 30 monthly installments. The amount outstanding against this loan as of March 31, 2016 was INR 86.9 million. The loan was secured by pledge of all existing and future, current and fixed assets, including any intellectual property and intellectual property rights of the company. On January 20, 2017, we prepaid the entire outstanding amount of the loan amounting to INR 10.3 million, which included prepayment charges of INR 0.2 million and also got the security against all current and fixed assets as mentioned above released.

As of March 31, 2017, Yatra India had the following facility available in India from HDFC Bank: an overdraft facility for up to INR 500 million (March 31, 2016: INR 500 million), with interest payable at an average rate of 8.8% (March 31, 2016: 8.7%) (weighted average fixed deposit rate plus 1.00%) per annum, secured by fixed deposits of Yatra India. No amount was outstanding under this facility as on March 31, 2017 and March 31, 2016.

We have taken vehicles on finance lease wherein the leased vehicles are pledged as security for the related lease. As of March 31, 2018, the outstanding balance of finance lease liability was INR 8.9 million as compared to INR 12.9 million as at March 31, 2017. Further, we have taken certain vehicles on loan which is secured against pledge of such vehicles and fixed deposit. As of March 31, 2018, the outstanding balance of such borrowing is INR 45.1 million as compared to INR 32 million as at March 31, 2017.

We have taken vehicles on finance lease wherein the leased vehicles are pledged as security for the related lease. As of March 31, 2017, the outstanding balance of finance lease liability was INR 12.9 million as compared to INR 18.4 million as at March 31, 2016. Further, we have taken certain vehicles on loan which is secured against pledge of such vehicles and fixed deposit. As of March 31, 2017, the outstanding balance of such borrowing is INR 32 million as compared to INR 24.5 million as at March 31, 2016.

From time to time, we are also required by certain international and Indian airlines, Hotels and Packages suppliers, as well as certain aggregators from whom we obtain hotel inventory and other travel suppliers, to obtain bank guarantees or letters of credit to secure our obligations to them.

We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated regular working capital requirements, funding of operational losses and our needs for capital expenditures for at least the next 12 months. We may, however, require additional cash resources due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue.

The following table sets forth the summary of our cash flows for the periods indicated:

	Fiscal Year Ended March 31,
	2016	2017	2018
	INR (‘000s)	INR (‘000s)	INR (‘000s)
Net cash from/(used in) operating activities	(459,903)	(1,589,820)	(881,940)
Net cash from/(used in) investing activities	(475,549)	(2,380,528)	1,221,059
Net cash from/(used in) financing activities	1,144,021	5,135,612	577,182
Net increase/(decrease) in cash and cash equivalents	208,569	1,165,264	916,302
Effect of exchange rate changes on cash and cash equivalents	(39,929)	(22,299)	16,144
Cash and cash equivalents at the beginning of the year	221,024	389,664	1,532,629
Closing cash and cash equivalents at the end of the year	389,664	1,532,629	2,465,073

Net cash from / (used in) operating activities

Our net cash used in operating activities was INR 881.9 million in the year ended March 31, 2018, as compared to net cash used in operating activities of INR 1,589.8 million in the year ended March 31, 2017, a decrease in cash usage of INR 707.9 million in the year ended March 31, 2018. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 1,846.7 million in the year ended March 31, 2018. Further, in the year ended March 31, 2018, there was a decrease in our working capital of INR 1,069.9 million, as compared to an increase in working capital of INR 384.6 million in the year ended March 31, 2017. The decrease in working capital in the year ended March 31,2018 was primarily due to INR 1,898.7 million increases in trade and other payables. The increase in trade and other payables was partially offset by an increase in trade and other receivables of INR 824.9 million. The working capital increase in the year ended March 31,2017 was primarily due to a INR 889.9 million increase in trade and other receivables. The increase in trade receivables was partially offset by an increase in trade and other payables of INR 508.3 million due to an increase in the volume of our business.

Our net cash used in operating activities was INR 1,589.8 million in the year ended March 31, 2017, as compared to net cash used in operating activities of INR 459.9 million in the year ended March 31, 2016, an increase in cash usage of INR 1,129.9 million in the year ended March 31, 2017. Our net loss adjusted for interest, tax, amortization and depreciation and other non-cash items was INR 1,146.8 million in the year ended March 31, 2017 as compared to a net loss adjusted for interest, tax, amortization and depreciation and other non-cash items of INR 898.7 million in the year ended 2016. Further, in the year ended March 31, 2017, there was an increase in our working capital of INR 384.6 million, as compared to a decrease in working capital of INR 515.4 million in the year ended March 31, 2016. The increase in working capital in fiscal year 2017 was primarily due to a INR 890 million increase in trade and other receivables. The increase in trade and other receivables was partially offset by an increase in trade and other payables of INR 508.3 million. The working capital decrease in fiscal year 2016 was primarily due to a INR 731.4 million increase in trade and other payables, of which INR 703.9 million was on account of an advance received, after adjusting the utilization of previous advance received from another GDS vendor, from our GDS provider in connection with a new contract. The increase in trade payables was partially offset by an increase in trade and other receivables of INR 213.4 million due to an increase in the volume of our business.

Net cash from/(used in) investing activities.

During the year ended March 31, 2018, cash from investing activities was INR 1,221.1 million, as compared to cash used in investing activities of INR 2,380.5 million in the year ended March 31, 2017. During the year ended March 31, 2018, we redeemed INR 2,141.6 million in term deposits with banks, invested an incremental INR 576.3 million in property plant and equipment and in software and technology-related development projects, and INR 353.5 million for acquisition of ATB business. We also received interest on our term deposits of INR 6.9 million in the year ended March 31, 2018, as compared to INR 11.8 million in the year ended March 31, 2017.

During the year ended March 31, 2017, cash used in investing activities was INR 2,380.5 million, as compared to cash used in investing activities of INR 475.5 million in the year ended March 31, 2016. During the year ended March 31, 2017, we invested an incremental INR 1,918.6 million in term deposits with banks, INR 65.1 million in property plant and equipment, and INR 408.6 million in software and technology-related development projects, compared to incremental investments of INR 167.9 million in term deposits with banks, INR 68.7 million in property plant and equipment, and INR 239.1 million in software and technology-related development projects during the year ended March 31, 2016. We also received interest on our term deposits of INR 11.8 million in the year ended March 31, 2017, as compared to INR 7.2 million in the year ended March 31, 2016.

Net cash from financing activities.

During the year ended March 31, 2018, cash from financing activities was INR 577.2 million, primarily as a result of the proceeds of borrowings of INR 1400.2 million and repayment of borrowings of INR 613.5 million. Further, we made payments of INR 102.9 million as interest on term loans, bank overdrafts and vehicle loans.

During the year ended March 31, 2017, cash from financing activities was INR 5,135.6 million, primarily as a result of the proceeds from the issuance of shares in connection with the Business Combination of INR 3,970.2 million, issuance of equity shares of INR 1,675.8 million and repayment of borrowings of INR 451.7 million. Further, we made payments of INR 47.4 million as interest on term loans, bank overdrafts, vehicle loans and our other finance charges.

During the year ended March 31, 2016, cash generated from financing activities was INR 1,144.0 million, primarily as a result of proceeds from the issuance of convertible preferred shares of INR 846.3 million, acquisition by non-controlling interest of INR 130.2 million and new borrowings, net of amounts repaid during the year of INR 217.4 million. Further, we made payments of INR 49.9 million as interest on term loans, bank overdrafts, vehicle loans and our other finance charges.

Capital Expenditures

We have historically financed our capital expenditure requirements with cash flows from operations, as well as through the sale of our common and convertible preferred shares.

We made capital expenditures of INR 1,155.5 million and INR 862.6 million in fiscal years 2018 and 2017, respectively. In addition, we expect to spend an additional approximately INR 400 million to INR 500 million on capital expenditures during fiscal year 2019. Our capital expenditures have in principle consisted of purchases of servers, workstations, computers, computer software, leasehold improvements and other items related to our technology platform and infrastructure, upgrading of our websites, creation of intangible software, and mobile platforms.

Off-Balance Sheet Arrangements

As of March 31, 2018, Yatra India had obtained INR 1,070.2 million in bank guarantees from ICICI and ATB had also obtained INR 64.27 million in bank guarantees from State Bank of India and insurance of INR 220 million from IFFCO Tokio GIC in favor of the International Air Transport Association, against any payment default by us to all airlines participating in the International Air Transport Association’s bill settlement plan. Additionally, Yatra India and ATB had pledged deposits totaling INR 26.2 million for the purpose of providing guarantees to various Hotels and Packages suppliers.

As of March 31, 2017, Yatra India had obtained INR 844.6 million in bank guarantees from HDFC Bank in favor of the International Air Transport Association, against any payment default by us to all airlines participating in the International Air Transport Association’s bill settlement plan, and Yatra USA had pledged certificates of deposit totaling INR 19.4 million (US$0.3 million) for the purpose of providing guarantees to various international airlines. Additionally, Yatra India had pledged deposits totaling INR 23.6 million for the purpose of providing guarantees to various Hotels and Packages suppliers.

As of March 31, 2016, Yatra India had obtained INR 785.8 million in bank guarantees from HDFC Bank in favor of the International Air Transport Association, against any payment default by us to all airlines participating in the International Air Transport Association’s bill settlement plan, and Yatra USA had pledged certificates of deposit totaling INR 19.9 million (US $0.3 million) for the purpose of providing guarantees to various international airlines. Additionally, Yatra India had pledged deposits totaling INR 24.2 million for the purpose of providing guarantees to various Hotels and Packages suppliers.

In FY 2011-12, Yatra Online Private Limited (Yatra India) issued warrants to Bennett Coleman & Co. Ltd. (BCCL) which were convertible into the equity shares in Yatra India upon occurrence of certain events viz. (a) an IPO of the Parent or its subsidiaries (Yatra online private Limited/Yatra Online (Cyprus) Limited) or (b) Prior to a proposed event resulting in a Change of Control of the Company or Ultimate Parent, at any time, within a period, of 4 (Four) years from June 21, 2011, which was further extended until September 30, 2017. BCCL had a right to exercise put option in respect of such equity shares against THCL Travel Holding Limited (“THCL” formerly known Yatra Online (Cyprus) Limited). On conversion to equity, BCCL had put option that required Yatra Cyprus to purchase all the shares held by BCCL at a price per share calculated as per the terms of the agreement. In the event, BCCL did not exercise its put option within the period stipulated therein, THCL had the right to require BCCL to sell all the above-stated equity shares held in Yatra to THCL at a price per share calculated as per WSA.

On March 31, 2017, BCCL has agreed to waive its right to exercise the Warrants under the Warrant Subscription Agreement and Yatra India settled with BCCL through the payment of an aggregate sum of INR 390 million under the terms of an Advertisement Agreement, with no further liability on Yatra. This was subsequently settled on June 29, 2017.

Apart from the foregoing, we do not have any outstanding off-balance sheet derivative financial instruments, guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

Contractual Obligations

Our contractual obligations as of March 31, 2018 are summarized below:

	Fiscal Year Ended March 31, 2018
Contractual Obligations (Amount in INR thousands)	Total	Less than 1 Year	1 - 3 Year	3 - 5 Year	More than 5 Year
Capital expenditure*	7,745	7,745	—	—	—
Operating expenditures**	40,683	40,683	—	—	—
Vehicle loan	46,123	14,310	8,175	23,638	—
Finance Lease	8,913	4,921	2,988	1,004	—
Operating Lease	284,724	118,351	109,953	45,267	11,153
Total	388,188	186,009	121,116	69,909	11,153

*              Contractual commitments for capital expenditure relate to acquisition of computer software and websites, office equipment and furniture and fixtures.

**           Contractual commitments for operating expenditure relate to advertisement services.

Quantitative and Qualitative Disclosures about Market Risk

The company’s activities are exposed to variety of financial risk: credit risk, foreign currency risk and liquidity risk. The company’s senior management oversees the management of these risks. The company’s senior management ensures that the company’s financial risk activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the company’s policies and risk objectives. The company reviews and agrees on policies for managing each of these risks which are summarized below:

Credit Risk.  Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The company is exposed to credit risk from its operating activities (primarily trade receivables), including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Customer credit risk is managed by each business unit subject to the company’s established policy, procedures and control relating to customer credit risk management. Credit quality of a customer is assessed based on an extensive credit rating scorecard and individual credit limits are defined in accordance with this assessment. See note 40 to our 2018 Consolidated Financial Statements for additional information relating to our exposure to credit risk.

Liquidity Risk.  Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, we aim to maintain flexibility in funding by maintaining sufficient amounts in certificates of deposits with banks and keeping committed credit lines available.

The Group manages liquidity by maintaining adequate reserves, banking facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and financial liabilities. Based on our past performance and current expectations, we believe that the cash and cash equivalent and cash generated from operations will satisfy the working capital needs, funding of operational losses, capital expenditure, commitments and other liquidity requirements associated with our operations through at least the next 12 months. In addition, there are no transactions, arrangements and other relationships with any other person that are reasonably likely to materially affect the availability of the requirement of capital resources. See note 40 to our 2018 Consolidated Financial Statements for additional information relating to our exposure to liquidity risk.

Foreign Currency Risk.  Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of the changes in foreign exchange rates. The Group operates through subsidiaries in India, Singapore and United States. The functional currency of these subsidiaries is the local currency in the respective countries and accordingly there are no related significant foreign currency exposures. The Company currently does not have any hedging agreements or similar arrangements with any counter-party to cover its exposure to any fluctuations in foreign exchange rates. The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating transactions which are denominated in currency other than subsidiary’s functional currency (foreign currency denominated receivables and payables). See note 40 to our 2018 Consolidated Financial Statements for sensitivity analysis relating to our exposure to foreign risk.

New Accounting Standards and Interpretations Issued But Not Yet Effective as at March 31, 2018

The new standards, interpretations and amendments to Standards that are issued to the extent relevant to the Group, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these Standards, if applicable, when they become effective.

IFRS 9 Financial Instruments

In July 2014, IASB issued the final version of IFRS 9 Financial Instruments which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting.

The effective date of IFRS 9 is annual periods beginning on or after January 1, 2018, with early adoption permitted. Retrospective application is required, but comparative information is not compulsory. The Group is required to adopt the standard by the financial year commencing April 1, 2018. The Group is currently evaluating the requirements of IFRS 9, on its consolidated financial statements and related disclosures.

IFRS 15 Revenue from Contracts with Customers

In May 2014, IASB issued IFRS 15 Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective). Effective April 1, 2018, the Company will adopt the new revenue recognition standard, IFRS 15 — Revenue from Contracts with Customers (“IFRS 15”). The Company will adopt the new standard by using the modified retrospective approach and accordingly our financial statements for the years ended March 31, 2018 and 2017 will not be retrospectively adjusted.

The Company is still evaluating the impact of the new accounting standard, including the accounting for certain marketing and sales promotion expenses, which is not likely to have a material impact on the consolidated financial statements of the Company except for reclassification effects within the consolidated statement of profit or loss and other comprehensive loss from marketing and sales promotion expenses to a reduction in revenue. This pertains to upfront cash incentives and select loyalty programs cost as incurred for customer inducement and acquisition for promoting transactions across various booking platforms. As the interpretation of the new rules continue to evolve, the Company will continue to monitor the developments and evaluate the impact of such rules on consolidated financial statements of the Company.

IFRS 16 Leases

In January 2016, IASB issued standard, IFRS 16 Leases. IFRS 16 supersedes IAS 17 Leases; IFRIC 4 Determining whether an Arrangement contains a Lease; SIC-15 Operating Leases—Incentives; and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The previous accounting model for leases required lessees and lessors to classify their leases as either finance leases or operating leases and account for those two types of leases differently. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value.

The effective date of IFRS 16 is annual periods beginning on or after January 1, 2019. Earlier adoption of the Standard is permitted if IFRS 15 Revenue from Contracts with Customers is adopted at or before the date of initial application of IFRS 16. The Group is required to adopt the standard by the financial year commencing April 1, 2019. The Group is currently evaluating the requirements of IFRS 16 on its consolidated financial statements and related disclosures.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

In December 2016, IASB issued IFRS interpretation IFRIC 22 Foreign Currency Transactions and Advance Consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 22 on its consolidated financial statements.

IFRIC 23 Uncertainty over Income Tax Treatments

In June 2017, IASB issued IFRIC interpretation 23 Uncertainty over Income Tax Treatments which is to be applied while performing the determination of taxable profit (or loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates.

The effective date for adoption of IFRIC 23 is annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 23 on its consolidated financial statements.

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Revenue Less Service Cost, which is a non-IFRS measure. We believe that Revenue Less Service Cost provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Revenue Less Service Cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

The following table reconciles our revenue, which is an IFRS measure, to Revenue Less Service Cost, which is a non-IFRS measure:

	Three Months Ended March 31,
Amount in INR	Air Ticketing		Hotels and Packages		Other		Total
thousands except %	2017	2018	2017	2018	2017	2018	2017	2018

Revenue	1,016,263	1,379,098	1,261,189	1,749,275	131,023	157,298	2,408,475	3,285,671
Service cost	—	—	(952,877)	(1,247,674)	—	—	(952,877)	(1,247,674)
Revenue Less Service Cost	1,016,263	1,379,098	308,313	501,601	131,023	157,298	1,455,598	2,037,997

	Fiscal Year Ended March 31,
Amount in INR	Air Ticketing			Hotels and Packages			Other			Total
thousands except %	2016	2017	2018	2016	2017	2018	2016	2017	2018	2016	2017	2018

Revenue	2,876,688	3,656,976	5,012,931	5,225,136	5,326,414	6,628,236	243,410	373,422	607,346	8,345,235	9,356,812	12,248,513
Service cost	—	—	—	(4,164,352)	(4,179,486)	(4,930,757)	—	—	—	(4,164,352)	(4,179,486)	(4,930,757)
Revenue Less Service Cost	2,876,688	3,656,976	5,012,931	1,060,785	1,146,928	1,697,479	243,410	373,422	607,346	4,180,883	5,177,326	7,317,756

In addition to referring to Revenue Less Service Cost, we also refer to Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted Loss Per Share which are also non-IFRS measures. We use financial statements that exclude employee share-based compensation cost, depreciation and amortization, listing and related expenses and change in fair value of warrants for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

Our non-IFRS financial measures reflect adjustments based on the following:

•                                                                  Employee share-based compensation cost:  The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, our management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

•                                                                  Listing and related expenses:  These primarily reflect the listing expenses incurred, are non-recurring expenses incurred on consummation of business combination agreement.

•                                                                  Change in fair value of warrants:  Consequent to consummation of the Business Combination, the Company issued 34.67 million warrants having right to subscribe to 17.33 million ordinary shares of Yatra Online, Inc. and the warrants issued to the Silicon Valley Bank and Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

•                                                                  Contingent consideration: The contingent consideration relates to the payment to be made under business combination agreement, based on the certain performance conditions of the acquired business. This is due for final measurement and final payment to the former shareholders of ATB.

We evaluate the performance of our business after excluding the impact of above measures and thus believe it is useful to understand the effects of these items on our results from operations, loss for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Diluted Loss Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, non-recurring listing and related expense, change in fair value of warrants and remeasurement of contingent consideration. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Results from Operations and Adjusted Loss for the Period.

The following table reconciles our Profit/(loss) (an IFRS measure) to Adjusted EBITDA (Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (Loss)	Three Months Ended March 31,		Fiscal Year Ended March 31,
(Amount in INR thousands)	2017	2018	2016	2017	2018

Loss for the period as per IFRS	(830,181)	(380,923)	(1,243,303)	(5,936,963)	(4,051,976)
Employee share-based compensation costs	550,882	142,232	19,370	586,932	729,920
Depreciation & Amortization of intangible assets	81,567	122,677	233,703	275,587	425,600
Share of loss of joint venture	2,599	3,516	11,802	9,441	10,559
Finance income	(134,035)	(18,074)	(95,072)	(139,158)	(91,912)
Finance costs	57,336	48,692	111,973	149,863	153,056
Change in fair value of warrants	(291,122)	(854,419)	3,167	(230,111)	563,253
Listing and related expense	—	—	—	4,242,526	—
Remeasurement of contingent consideration	—	294,344	—	—	294,344
Income-Tax	4,317	18,762	6,515	40,987	56,887
Adjusted EBITDA (Loss)	(558,637)	(623,193)	(951,845)	(1,000,896)	(1,910,269)

The following table reconciles our results from operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted	Three Months Ended		Fiscal Year Ended
Results from Operations (unaudited)	March 31,		March 31,
(Amount in INR thousands)	2017	2018	2016	2017	2018

Results from operations (as per IFRS)*	(1,191,086)	(1,182,446)	(1,204,918)	(1,863,415)	(3,360,133)
Employee share-based compensation costs	550,882	142,232	19,370	586,932	729,920
Remeasurement of contingent consideration	—	294,344	—	—	294,344
Adjusted Results from Operations	(640,204)	(745,870)	(1,185,548)	(1,276,483)	(2,335,869)

*                                         Does not include “Listing and related expense” and “Share of loss of joint venture.”

The following table reconciles profit/(loss) for the period (an IFRS measure) to Adjusted Loss for the Period (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three Months Ended March 31,		Fiscal Year Ended March 31,
(Amount in INR thousands)	2017	2018	2016	2017	2018

Loss for the period (as per IFRS)	(830,181)	(380,923)	(1,243,303)	(5,936,963)	(4,051,976)
Employee share-based compensation costs	550,882	142,232	19,370	586,932	729,920
Listing and related expense	—	—	—	4,242,526	—
Net change in fair value of warrants	(291,122)	(854,419)	3,167	(230,111)	563,253
Remeasurement of contingent consideration	—	294,344	—	—	294,344
Adjusted Loss for the Period	(570,421)	(798,766)	(1,220,766)	(1,337,616)	(2,464,459)

The following table reconciles basic and diluted earnings/(loss) per share (an IFRS measure) to Adjusted Basic and Diluted Loss Per Share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)	Three Months Ended March 31,		Fiscal Year Ended March 31,
(Amount in INR thousands)	2017	2018	2016	2017	2018

Basic Earnings/(loss) per share (as per IFRS)	(24.04)	(10.40)	(58.10)	(237.89)	(116.41)
Employee share-based compensation costs	15.95	4.03	0.91	23.52	20.91
Listing and related expense	—	—	—	170.00	—
Net change in fair value of warrants	(8.43)	(24.61)	0.15	(9.22)	16.42
Remeasurement of contingent consideration	—	8.33	—	—	8.43
Adjusted Basic Earnings/(loss) Per Share	(16.52)	(22.66)	(57.04)	(53.59)	(70.66)

Reconciliation of Adjusted Diluted	Three Months Ended		Fiscal Year Ended
Earnings/(Loss) (Per Share) (unaudited)	March 31,		March 31,
(Amount in INR thousands)	2017	2018	2016	2017	2018

Diluted earnings/(loss) per share (as per IFRS)	(24.04)	(10.74)	(58.10)	(237.89)	(116.41)
Employee share-based compensation costs	15.95	4.01	0.91	23.52	20.91
Listing and related expense	—	—	—	170.00	—
Net change in fair value of warrants	(8.43)	(24.10)	0.15	(9.22)	16.42
Remeasurement of contingent consideration	—	8.30	—	—	8.43
Adjusted Diluted Earnings/(loss) Per Share	(16.52)	(22.53)	(57.04)	(53.59)	(70.66)

Conference Call

Yatra will host a conference call to discuss the company’s audited results for the year ended March 31, 2018 beginning at 5:00PM Eastern Standard Time on June 11, 2018. To participate, please use US/International dial-in number: +1(323)994-2093. Thereafter, callers will be prompted to enter the Confirmation Code: 1146180 (Callers should dial in a few minutes before the start time and give the operator the conference ID number).

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

We are the second largest online travel agent company in India. Based in Gurugram, India, we are a one-stop-shop for all travel related services. A brand that believes in “Creating Happy Travelers,” we provide information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, Packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises.  As a leading consolidator of accommodation options, we provide real-time bookings for more than 92,000 hotels and homestays in India and over 500,000+ hotels around the world. Through our website, www.yatra.com, our mobile application and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations

+1-646-875-8380

manish.hemrajani@yatra.com

Yatra Online, Inc.

Consolidated statement of profit or loss and other comprehensive loss for the year ended March 31, 2018

(Amount in thousands, except per share data and number of shares)

	Three months ended March 31,			March 31,
	2017	2018		2016	2017	2018
	INR	INR	USD	INR	INR	INR	USD

Revenue
Rendering of services	2,296,419	3,159,450	48,525	8,130,710	9,036,286	11,746,416	180,409
Other revenue	112,056	126,222	1,939	214,524	320,526	502,097	7,712
Total revenue	2,408,475	3,285,672	50,464	8,345,234	9,356,813	12,248,513	188,121
Other income	18,135	41,647	640	26,662	25,282	90,001	1,382

Service cost	952,877	1,247,674	19,163	4,164,352	4,179,486	4,930,757	75,730
Personnel expenses	937,528	742,848	11,409	1,524,055	2,115,308	2,902,840	44,584
Marketing and sales promotion expenses	962,615	1,144,740	17,582	1,687,541	2,457,242	4,155,420	63,822
Other operating expenses	683,108	1,251,826	19,226	1,967,162	2,217,887	3,284,030	50,438
Depreciation and amortization	81,567	122,677	1,884	233,703	275,587	425,600	6,537
Results from operations	(1,191,086)	(1,182,446)	(18,160)	(1,204,917)	(1,863,415)	(3,360,133)	(51,608)

Share of loss of joint venture	(2,599)	(3,516)	(54)	(11,802)	(9,441)	(10,559)	(162)
Finance income	134,035	18,074	278	95,072	139,158	91,912	1,412
Finance cost	(57,336)	(48,692)	(748)	(111,973)	(149,863)	(153,056)	(2,351)
Listing and related expense	—	—	—	—	(4,242,526)	—	—
Change in fair value of warrants- gain/(loss)	291,122	854,419	13,123	(3,167)	230,111	(563,253)	(8,651)
Loss before income taxes	(825,863)	(362,161)	(5,561)	(1,236,787)	(5,895,976)	(3,995,089)	(61,360)
Income tax expense	(4,317)	(18,762)	(288)	(6,515)	(40,987)	(56,887)	(874)
Loss for the period	(830,181)	(380,923)	(5,849)	(1,243,302)	(5,936,963)	(4,051,976)	(62,234)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods(net of taxes)
Remeasurement loss on defined benefit plan	2,940	472	7	(9,403)	(8,140)	(4,860)	(75)

Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences	38,767	(42,104)	(647)	(18,615)	44,997	(9,879)	(152)

Other comprehensive income / (loss) for the period, net of tax	41,707	(41,632)	(640)	(28,018)	36,857	(14,739)	(227)
Total comprehensive income / (loss) for the period, net of tax	(788,474)	(422,555)	(6,489)	(1,271,320)	(5,900,106)	(4,066,715)	(62,461)

Profit / (loss) attributable to :
Owners of the Parent Company	(811,177)	(361,121)	(5,546)	(1,218,824)	(5,901,483)	(3,993,140)	(61,330)
Non controlling interest	(19,004)	(19,801)	(304)	(24,478)	(35,480)	(58,836)	(904)
Profit / (loss) for the period	(830,181)	(380,922)	(5,850)	(1,243,302)	(5,936,963)	(4,051,976)	(62,234)

Total comprehensive income / (loss) attributable to :
Owners of the Parent Company	(769,562)	(402,754)	(6,186)	(1,246,632)	(5,864,482)	(4,007,784)	(61,556)
Non controlling interest	(18,912)	(19,800)	(304)	(24,688)	(35,624)	(58,931)	(905)
Total comprehensive income / (loss) for the period	(788,474)	(422,554)	(6,490)	(1,271,320)	(5,900,106)	(4,066,715)	(62,461)

Loss per share
Basic	(24.04)	(10.40)	(0.16)	(58.10)	(237.89)	(116.41)	(1.79)
Diluted	(24.04)	(10.74)	(0.16)	(58.10)	(237.89)	(116.41)	(1.79)

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited interim condensed consolidated financial and other data for the periods indicated:

	Three months ended March 31,		Year ended March 31,
(in thousands except percentages)	2017	2018	2017	2018
Quantitative details *
Air Passengers Booked	1,814	2,507	6,869	8,875
Stand-alone Hotel Room Nights Booked	442	682	1,383	2,098
Packages Passengers Travelled	33	37	143	168

Amount in INR thousands except %
Gross Bookings (4)
Air Ticketing	16,499,202	22,202,216	57,562,263	79,156,190
Hotels and Packages	2,648,884	3,771,298	10,435,643	13,386,288
Total	19,148,086	25,973,514	67,997,906	92,542,478

Revenue Less Service Cost
Air Ticketing	1,016,263	1,379,099	3,656,976	5,012,931
Hotels and Packages	308,313	501,601	1,146,928	1,697,479
Other	131,023	157,298	373,423	607,346
Total	1,455,599	2,037,998	5,177,327	7,317,756

Net Revenue Margin% **
Air Ticketing	6.2%	6.2%	6.4%	6.3%
Hotels and Packages	11.6%	13.3%	11%	12.7%

* Quantitative details are considered on Gross basis

**Net Revenue Margin is defined as Revenue Less Service Cost as a percentage of Gross Bookings.